SHAREHOLDER MEETING RESULTS
(UNAUDITED)

A special meeting of shareholders of the Credit
Suisse Opportunity Funds - Credit Suisse Floating
Rate High Income Fund (the "Fund") was held at
One Madison Avenue, 11th Floor, New York, NY
10010 on March 14, 2017. The following matter was voted upon by the shareholders of the Fund and the results are presented below. The proposal was approved.

To Elect the Following Nominees as Trustees:


			FOR		WITHHELD
Laura A. DeFelice	306,596,814	6,264,139
Mahendra R. Gupta	306,256,942	6,604,011
John G. Popp		306,408,250	6,452,704



Total Eligible Shares	427,193,430
Total Shares Voted	312,860,954
% of Shares Voted	73.24%